
Mail Stop 6010

August 22, 2007

<u>VIA U.S. MAIL and FACSIMILE (414) 371-5956</u>

Richard E. Johnson
Chief Financial Officer
Badger Meter, Inc.
4545 W. Brown Deer Road
Milwaukee, Wisconsin 53223

> **RE: Badger Meter, Inc.**
> **Form 10-K for the fiscal year ended December 31, 2006**
> **Filed March 6, 2007**
> **File No. 001-06706**

Dear Mr. Johnson:

We have reviewed your response dated August 6, 2007 and your related filings and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the fiscal year ended December 31, 2006

Consolidated Financial Statements

Consolidated Statement of Shareholders' Equity, page 22

1.   We reference your response to prior comment three in our letter dated July 11, 2007. We see that stock based compensation expense includes $214,000 of compensation expense for share based payment awards where the service inception date precedes the grant date. Please tell us, in more detail, how you are accounting for such awards in accordance with paragraphs 39, 41, and A79 – A85 of SFAS 123(R). Specifically, explain why the awards do not impact shareholder's equity until the date of grant.

Form 10-Q for the quarter ended June 30, 2007

Consolidated Condensed Financial Statements

Note 6. Discontinued French Operations, page 9

2.   We see that you recognized $5.6 million at June 30, 2007 for the liquidation of your French operations. Please clarify if that is the amount recognized to date or tell us where this amount is recorded in your consolidated condensed statement of operations for the three and six months ended June 30, 2007. We see that the loss from discontinued operations is $252,000 for the three months ended June 30, 2007 and $149,000 for the six months ended June 30, 2007.

        As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter with your response that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

You may contact Kristin Lochhead at (202) 551-3664 or me at (202) 551-3676 if you have questions. In this regard, please do not hesitate to contact Martin James, Senior Assistant Chief Accountant, at (202) 551-3671 with any other questions.

Sincerely,

Brian Cascio
Accounting Branch Chief